NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES YEAR END 2008

FINANCIAL AND OPERATING RESULTS, SETS MARCH 2009 DISTRIBUTION AND REVISES CAPITAL BUDGET

Calgary, AB – March 10, 2009 (TSX – PMT.UN) - Paramount Energy Trust (“PET” or the “Trust”) is pleased to release its fourth quarter and year end 2008 financial and operating results.  Increased production, higher realized natural gas prices and lower interest costs contributed to solid financial results in 2008. The full text of the Trust’s audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) can be found at:

www.sedar.com and on PET’s website at www.paramountenergy.com/unitholder/regulatory_filings/

PET also announces today that its distribution to be paid on April 15, 2009 in respect of income received by PET for the month of March 2009, for Unitholders of record on March 31, 2009, will be $0.05 per Trust Unit.  The ex-distribution date is March 27, 2009. The March 2009 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $13.314 per Trust Unit. The Trust also confirms that there will continue to be no Trust Units available under its Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP") for the March 2009 distribution and until further notice. Unitholders that had elected to participate in the DRIP in the past and were currently enrolled will receive cash distributions on the payment date. Should the Trust elect to reinstate the DRIP, Unitholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP. PET’s distribution policy remains unchanged.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 1:30 p.m., Mountain Time, Wednesday March 11, 2009 to review this information.  Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area 1-416-695-6622; Outside Toronto 1-866-223-7781. To participate in the live webcast please visit:

www.paramountenergy.com or http://events.onlinebroadcasting.com/pet/031109/index.php

The webcast will also be archived shortly following the presentation at the websites listed above. For a replay of this call please dial: Toronto and area 1-416-695-5800; Outside Toronto 1-800-408-3053, passcode 1365038# until March 18, 2009.

ANNUAL 2008 RESULTS

•

Daily average production increased seven percent to a record 182.2 MMcfe/d in 2008 as a result of a full year of production from the acquisition of predominantly natural gas producing properties in east central Alberta (“the Birchwavy Acquisition”) in June 2007 and successful capital programs during the year and despite a net disposition of production of 2 MMcfe/d in 2008 and the fourth quarter of 2007.

•

PET’s average realized gas price was $8.18 per Mcfe in 2008, a ten percent increase from $7.44 per Mcfe in 2007. The Trust continued to execute on its proactive natural gas price risk management strategy in 2008, providing a measure of stability to realized prices and cash flows despite significant volatility in natural gas prices. For April through December 2009 PET has an average of 57 percent of estimated natural gas production hedged at an average price of $7.74 per Mcf. The current April to December 2009 forward monthly market for natural gas at AECO is $4.78 per Mcf. Further price management contracts are in place through March 2011. The total mark-to-market value of PET’s financial instruments as of March 9, 2009 is approximately $154 million. A detailed listing of PET’s current net open gas price management contracts can be found in the Trust’s MD&A.

•

Funds flow increased 15 percent to a record $275.4 million or $2.47 per Trust Unit in 2008 as compared to $239.1 million or $2.44 per Trust Unit for 2007 due primarily to increased production levels and higher realized natural gas prices, partially offset by higher royalties and operating expenses.

•

Exploration and development capital spending totaled $126.1 million in 2008, comprised of a $45.8 million winter capital program focused on activities in the Trust’s three core areas in northeast Alberta with the remaining capital expenditures directed primarily towards PET’s expanding all-season access asset base in east central Alberta. In total 93 wells were drilled (77.0 net) with a 98 percent success rate. Capital spending for 2008 included the acquisition of several large parcels of exploratory acreage in west central Alberta for $19.1 million. This area is outside the Trust’s core asset base and offers a number of high impact natural gas drilling opportunities to complement PET’s existing prospect inventory.

•

In 2008, the Trust added 35.5 Bcfe of proved reserves and 8.3 Bcfe of probable reserves for total reserve additions of 43.8 Bcfe of proved and probable reserves, excluding production. After production of 66.7 Bcfe in 2008, proved and probable reserves decreased 4 percent from 509.9 Bcfe at year end 2007 to 487.1 Bcfe and proved reserves decreased 11 percent to 263.6 Bcfe at year end 2008. Reserve additions largely offsetting production were due to the successful reinvestment of $126.1 million in exploration and development spending programs, representing approximately 46 percent of the Trust’s 2008 funds flow.

•

PET’s total capital expenditures including acquisitions net of dispositions but excluding corporate asset additions were $107.6 million for 2008. Including future development capital and an additional $6.8 million recorded in 2009 for an acquisition which closed in January 2009 but for which reserves were booked in 2008, PET realized finding, development and acquisition costs of $2.62 per Mcfe ($15.72 per boe) for proved reserves and $2.52 per Mcfe ($15.12 per boe) for proved and probable reserves in 2008. Excluding the acquisition of several large exploratory land parcels in west central Alberta for $19.1 million, for which no reserve-adding activities were conducted, finding, development and acquisition costs for 2008 totaled $2.08 per Mcfe ($12.48 per boe) for proved reserves and $2.08 per Mcfe ($12.48 per boe) for proved and probable reserves, representing full cycle costs on PET’s base shallow gas business.

•

As a result of funds flows in excess of distributions and capital expenditures, and minor non-core property dispositions, PET reduced net bank debt by 15 percent from $335.7 million at December 31, 2007 to $284.8 million drawn on its $410 million bank facility at December 31, 2008. Including PET’s convertible debentures of $236.1 million, total net debt dropped from $571.8 million at December 31, 2007 to $520.9 million at December 31, 2008. The Trust lowered its total net debt to annualized quarterly funds flow ratio from 2.4 to 2.1 during the year.

FOURTH QUARTER 2008 RESULTS

•

Production decreased nine percent to average 173.1 MMcfe/d as compared to 190.3 MMcfe/d for the fourth quarter of 2007, as lower production due to asset dispositions, cold-weather related downtime and natural production declines in the Northern district, and delays in bringing on new production in the Southern district due to third party-operated facility constraints was partially offset by new production additions from the Trust’s 2008 capital programs.

•

The Trust’s realized natural gas price increased to $7.61 per Mcfe for the three months ended December 31, 2008 from $7.07 per Mcfe for the three months ended December 31, 2007, consistent with the increase in AECO gas prices from quarter to quarter.

•

Funds flow totaled $61.5 million for the quarter or $0.55 per Trust Unit as compared to $59.6 million or $0.55 per Trust Unit in the fourth quarter of 2007, due to higher realized natural gas prices in the current quarter partially offset by a decrease in production volumes.

•

Capital spending totaled $27.1 million for the fourth quarter, including the drilling of 24 wells (23.6 net wells) primarily in the Southern district with a 100 percent success rate.

•

Distributions for the fourth quarter of 2008 totaled $0.30 per Trust Unit, paid on November 17, 2008, December 15, 2008 and January 15, 2009. PET’s payout ratio, which refers to distributions measured as a percentage of funds flow, was 55.1 percent for the quarter.

•

PET finished planning and began the execution of a $40 million 2009 winter capital program targeting 15 to 20 MMcfe/d of natural gas production additions through drilling, completion, tie-in and facility projects primarily in the Trust’s three core areas in northeast Alberta.

SUMMARY OF RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS	Three months ended December 31			Year ended December 31
($CDN thousands, except volume and per Trust Unit amounts)	2008	2007	% change	2008	2007	% change
FINANCIAL
Revenue (1) (2)	121,163	123,747	(2)	545,701	462,409	18
Funds flow (2)	61,513	59,622	3	275,434	239,100	15
Per Trust Unit (2) (3)	0.55	0.55	-	2.47	2.44	1
Cash flow provided by operating activities	69,179	38,224	81	259,764	222,937	17
Per Trust Unit (3)	0.61	0.35	74	2.33	2.27	3
Net earnings (loss)	(8,986)	(4,970)	81	30,785	(32,859)	194
Per Trust Unit (3)	(0.08)	(0.05)	60	0.28	(0.33)	185
Cash distributions	33,885	32,756	3	133,921	145,829	(8)
Per Trust Unit (4)	0.30	0.30	-	1.20	1.50	(20)
Payout ratio (%) (2)	55.1	55.0	-	48.6	61.0	(20)
Total assets	1,105,689	1,212,707	(9)	1,105,689	1,212,707	(9)
Net bank and other debt outstanding (2) (5)	284,835	335,671	(15)	284,835	335,671	(15)
Convertible debentures, measured at principal amount	236,034	236,109	-	236,034	236,109	-
Total net debt (2) (5)	520,869	571,780	(9)	520,869	571,780	(9)
Unitholders’ equity	257,426	330,935	(22)	257,426	330,935	(22)
Capital expenditures
Exploration and development	28,329	20,270	40	126,091	117,958	7
Acquisitions, net of dispositions	(2,143)	(47,740)	(96)	(18,514)	404,168	(105)
Other	927	389	138	1,588	1,254	27
Net capital expenditures	27,113	(27,081)	200	109,165	523,380	(79)
TRUST UNITS OUTSTANDING (thousands)
End of period	112,968	109,557	3	112,968	109,557	3
Weighted average	112,865	109,013	4	111,473	98,107	14
Diluted	112,865	109,013	4	112,823	98,107	15
March 2, 2009	112,968			112,968

FINANCIAL AND OPERATING HIGHLIGHTS CONTINUED	Three Months Ended December 31			Year Ended December 31
	2008	2007	% change	2008	2007	% change
OPERATING
Production
Total (Bcfe) (6)	15.9	17.5	(9)	66.7	62.1	7
Average daily (MMcfe/d) (6)	173.1	190.3	(9)	182.2	170.2	7
Per Trust Unit (cubic feet equivalent/d/Unit) (3)	1.53	1.75	(13)	1.63	1.74	(6)
Gas over bitumen deemed production (MMcf/d) (7)	18.1	20.0	(10)	19.2	19.9	(4)
Average daily (actual and deemed – MMcfe/d) (6) (7)	191.2	210.3	(9)	201.4	190.1	6
Per Trust Unit (cubic feet equivalent/d/Unit) (3)	1.69	1.93	(12)	1.81	1.94	(7)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (8)	6.84	6.19	11	8.19	6.44	27
Including financial hedging and physical forward sales (8)	7.61	7.07	8	8.18	7.44	10
RESERVES (Bcfe)
Company interest – proved (9)	263.6	294.8	(11)	263.6	294.8	(11)
Company interest - proved and probable (9) (10) (11)	487.1	509.9	(4)	487.1	509.9	(4)
Per Trust Unit (Mcfe/Unit) (12)	4.31	4.65	(7)	4.31	4.65	(7)
Estimated present value before tax ($ millions) (11)
Proved	1,011.4	972.0	4	1,011.4	972.0	4
Proved and probable	1,642.2	1,481.0	11	1,642.2	1,481.0	11
LAND (thousands of net acres)
Total land holdings	3,801	3,690	3	3,801	3,690	3
Undeveloped land holdings	2,106	2,001	5	2,106	2,001	5
DRILLING (wells drilled gross/net)
Gas	24/23.6	23/18.3	4/29	91/75.4	129/103.2	(29)/(27)
Dry	-/-	1/1.0	(100)/(100)	2/1.6	8/7.2	(75)/(78)
Total	24/23.6	24/19.3	-/22	93/77.0	137/110.4	(32)/(30)
Success Rate	100/100	96/95	4/5	98/98	94/93	4/5

(1)

Revenue includes realized gains and losses on financial instruments and call option premiums received.

(2)

This is a non-GAAP measure; please refer to “Significant accounting policies and non-GAAP measures” included in Management’s Discussion and Analysis.

(3)

Based on weighted average Trust Units outstanding for the period.

(4)

Based on Trust Units outstanding at each cash distribution date.

(5)

Net debt is measured as at the end of the period and includes net working capital (deficiency), excluding short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of convertible debentures. Total net debt includes convertible debentures.

(6)

Production amounts are based on the Trust’s interest before deduction of royalties.

(7)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction of other royalties payable.

(8)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index.

(9)

As evaluated by McDaniel & Associates Consultants Ltd. in accordance with National Instrument 51-101. See “Reserves” included in Management’s Discussion and Analysis.

(10)

Reserves are presented on a company interest basis, including working interest and royalty interest volumes but before royalty burdens. Royalty interest volumes totaled 3.3 Bcfe on a proved and probable basis in 2008 (2007 – 4.7 Bcfe).

(11)

Discounted at five percent using consultant’s forecast pricing. Includes gas over bitumen royalty adjustments (2008 - $70.5 million, 2007 - $77.5 million) related to the financial solution described in Note 7 above and estimated probable gas over bitumen shut-in reserves (2008 – 26.6 Bcf and $78.3 million, 2007 – 27.3 Bcf and $68.7 million). Estimated present value amounts should not be taken to represent an estimate of fair market value.

(12)

Based on Trust Units outstanding at period end.

2009 OUTLOOK AND SENSITIVITIES

With the continuing decline in natural gas prices, the Board of Directors of the Trust has revised downward its operating and capital budget for 2009. PET is now budgeting for a base capital expenditure program of $65 million for 2009, down from its previous budget of $87 million and its original budget of $113 million. Approximately $40 million will have been expended by the end of the first quarter with positive results thus far, generating over 16 MMcfe/d of production which will come onstream by early April.

With the current outlook for natural gas prices for the remainder of 2009, the Trust expects to spend the additional $25 million after break-up through the second half of the year, high-grading drilling activity to those opportunities that are land-preserving or strategic in nature. PET has pre-planning work in place to scale back up to a larger program should natural gas prices and other factors support an expanded capital program.

Incorporating the anticipated results from the revised capital budget program, PET expects natural gas production of 170 to 175 MMcfe/d. Based on the current forecast for natural gas prices incorporating the Trust’s forward sales contracts, PET forecasts that the 2009 capital program and distributions will be funded entirely through 2009 funds flow.

The following table shows PET’s estimate of key measures for 2009 based on its hedging portfolio, production levels and the Trust’s estimated exploration and development capital expenditures and targeted results for full year 2009 under several different full year 2009 AECO gas price assumptions.

	Average full year AECO monthly index gas price ($/GJ) (4)
Funds flow outlook	$4.00	$5.00	$6.00	$7.00
Oil and natural gas production (MMcfe/d)	175	175	175	175
Realized gas price ($/Mcfe)	6.21	6.63	7.09	7.55
Funds flow, excluding hedging (1) (2) ($ millions)	63	118	168	211
Per Trust Unit (1) ($/Unit/month)	0.046	0.087	0.124	0.155
Funds flow, including hedging (1) ($ millions)	187	206	220	227
Per Trust Unit (1) ($/Unit/month)	0.138	0.152	0.162	0.167
Payout ratio (1) (5) (%)	39	35	33	32
Ending net debt to funds flow ratio (3) (times)	2.6	2.2	2.0	2.0

(1)

These are non-GAAP terms; please refer to “Significant accounting policies and non-GAAP measures” in this MD&A.

(2)

Amount excludes projected funds flows from the Trust’s 2009 financial and physical forward sales portfolio.

(3)

Calculated as ending net debt (including convertible debentures) divided by annualized funds flow.

(4)

Average AECO settled and forward price for 2009 as at March 9, 2009 was $4.73 per GJ.

(5)

Estimated payout ratio assumes a distribution rate of $0.07 per month per Trust Unit for January and February 2009, and a distribution rate of $0.05 per month per Trust Unit for March through December 2009.

Below is a table that shows sensitivities of PET’s 2009 estimated funds flow to operational changes and changes in the business environment:

		Impact on funds flow per Trust Unit
Funds flow sensitivity analysis ($ per Trust Unit)	Change	Annual	Monthly
Business Environment
Natural gas price at AECO	$0.25 per Mcf	0.04	0.003
Interest rate on debt	1%	0.02	0.002
Operational
Production volume	5 MMcfe/d	0.09	0.008
Operating costs	$0.10 per Mcfe	0.06	0.005
Cash general and administrative expenses ($/mcfe)	$0.10 per Mcfe	0.06	0.005

PET has a proactive gas price risk management strategy in place that has resulted in significant downside protection for the next two years. For April through December 2009 PET has an average of 100.3 MMcf/d of natural gas production hedged at an average price of $7.74 per Mcf. For January 2010 through March 2011 PET has an average of 96.7 MMcf/d of gas production hedged at an average price of $8.09 per Mcf. The table below presents the impact of the Trust’s current financial and physical forward sales portfolio on its projected funds flows for 2009 and future years under several different AECO price assumptions.

	Average full year AECO monthly index gas price ($/GJ)
Hedging sensitivities ($ millions)	$4.00	$5.00	$6.00	$7.00
Undiscounted value of 2009 hedges	124	88	52	16
Undiscounted value of post-2009 hedges	170	124	78	31

The Trust’s outlook and sensitivities assume operating costs of $1.88 per Mcfe, cash general and administrative expenses of $0.47 per Mcfe, an interest rate on bank debt of 4.5 percent and incorporate the Trust’s financial and physical forward sales portfolio at March 9, 2009. Cash general and administrative expenses are equal to general and administrative expenses before Trust Unit-based compensation.

The current April to December 2009 forward monthly market for natural gas at AECO is $4.78 per Mcf. This equates to a mark-to-market value, primarily in financial swap instruments, of $83 million for the remainder of 2009. The current April 2009 to December 2011 forward monthly price at AECO is $5.53 per Mcf. Including realized gains on financial forward sales contracts for the first three months of 2009, the total value of the Trust’s natural gas forward sales portfolio is $170 million. Furthermore, approximately 45 percent of the Trust’s debt is in the form of convertible term debt, the majority of which matures in 2011 and 2012. The Trust’s current hedge portfolio combined with PET’s current debt profile provides the Trust with significant financial flexibility in this challenging economic climate.

Forward Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and the information contained under the heading "2009 Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the forgoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s Management’s Discussion and Analysis.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 5 Avenue SW Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor